

March 12, 2010

Mr. Brian H. Hajost, CEO
STEELCLOUD, Inc.
20110 Ashbrook Place, Suite 130
Ashburn, Virginia 20147

> **Re: STEELCLOUD, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed February 24, 2010**
> **File No. 333-158703**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed February 5, 2010**
> **File No. 000-24015**

Dear Mr. Hajost:

We have reviewed the above-captioned filings and have the following comments. Where indicated, we think you should revise your document(s) in response to these comments.

Form S-1

Plan of distribution, page 10

1.   Please explain your disclosure that "we intend to hold one or more closings in connection with this offering."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.   We note your reference to forward looking statements within the meaning of Section 27A of Securities Act and Section 21E of the Exchange Act. However, as a penny stock issuer, please remove such references as you are ineligible to rely on these safe-harbors.

Overview, page 24

3.   We note that the overview you have included provides little information regarding how management evaluates the company's performance. Please revise your overview section to provide a more informative executive level discussion that addresses how management evaluates your financial condition and operating

results. An expanded overview could include, for example, a more detailed look at how you earn revenue, your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. For example, please discuss the recent sale of your service assets as well as your integration business, and your resulting focus on SteelWorks mobile and SteelWorkd Fed mobile, and how this restructuring will impact your operating results. In this regard, please specifically address the sale of your service contract with the General Services Administration, which provided 39% of total revenues in fiscal 2009, and how the loss of this revenue will impact your result of operations.

Liquidity and Capital Resources, page 33

4.   You disclose that as of February 19, 2010 you only had cash and cash equivalents of $61,000, and that management believes this only sufficient to sustain your operations for less than 30 days from that date. Please update your cash position as this date is approaching. Please also disclose the monthly rate at which you use cash in your operations, and revise to discuss the impact of your liquidity position on your ability to operate and execute your business plan. Also, discuss your plans to raise additional cash to meet your operating needs if you do not raise enough money from this offering. Please provide related disclosure in the prospectus summary, and revise the appropriate risk factor on page 6 as well.

Signatures, page II-8

5.   We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended filing. If Steven Snyder, your CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instruction 1 to the signatures section of Form S-1. We note a similar deficiency in the signatures section of your Form 10-K and 10-K/A filed on February 5 and February 12, 2010, respectively. Please confirm that you will provide the proper signatures in future filings.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 9A(T). Controls and Procedures, page 21

6.   Please disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of period covered by this report. See Item 307 of Regulation S-K.

7.   We note you conclude that your internal control over financial reporting was not effective as of October 31, 2009, and that you identify certain material weaknesses. However, your section on "management's remediation initiatives" does not appear to present management's plans to remediate these weaknesses. Please disclose how management plans to remediate the weaknesses identified, and the timeline for such initiatives.

****

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (212) 980-5192
        Jay Kaplowitz, Esq.
        Gersten Savage LLP